Eurasia Energy Limited

Downiehills, Blackhills, Peterhead

Aberdeenshire, AB42 3LB, U.K., Scotland

Telephone:  +44 (0)7881 814431

SCOTTISH COURT OF APPEAL CONFIRMS EURASIA NOT LIABLE FOR DAMAGES

Aberdeenshire, U.K. Scotland, October 27, 2009

Eurasia Energy Limited (“Eurasia”) (OTC-BB : EUENF) announces that the Scottish Court of Appeal has denied an appeal by Commonwealth Oil & Gas Company Limited (“Commonwealth”) of a first instance decision of the Scottish Court of Session which was rendered December 14, 2007.  The Court of Appeal has confirmed the previous decision of the Court of Session that Eurasia is not liable to Commonwealth for any loss which may have been suffered by Commonwealth as a result of Eurasia entering into its memorandum of understanding with the State Oil Company of the Azerbaijan Republic on December 7, 2005.

The Court of Appeal has also denied the appeal by Eurasia’s C.E.O. and Director, Mr. Nicholas W. Baxter, of the Court of Session decision which concluded that Mr. Baxter breached his fiduciary duty to Commonwealth by securing a memorandum of understanding for Eurasia at a time when Mr. Baxter was a director of both Eurasia and Commonwealth.  The Court of Session concluded that Mr. Baxter did not knowingly or dishonestly act in breach of his fiduciary duties to Commonwealth.  The Court of Appeal held that, although Mr. Baxter was not under a positive duty to disclose the MOU opportunity to Commonwealth, he could not pursue the opportunity on his own behalf or on behalf of Eurasia without first obtaining the informed consent of Commonwealth.

Both the Court of Session and Court of Appeal found that the MOU was not an asset until it was signed by Eurasia.  Accordingly, Mr. Baxter’s breach of fiduciary duty did not deprive Commonwealth of property or an asset.  Given the decision of the Scottish Court of Appeal, it is the view of Eurasia and its advisors that the possibility of a damage award against Eurasia is remote.  It is also the view of Eurasia and its advisors based on all the information which is presently available, that it will be difficult for Commonwealth to obtain a substantial damages award against Mr. Baxter because he was not under a positive duty to disclose the MOU opportunity to Commonwealth.

Eurasia is continuing in its pursuit to secure an upstream oil and gas exploration project in the Republic of Azerbaijan.

BY ORDER OF THE BOARD

/s/Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.